Exhibit 21.1

List of Subsidiaries of Global Energy Inc. as of December 31, 2008

1.	Global Fuel Israel Ltd., a wholly owned subsidiary incorporated under the laws of the State of Israel.

2.	Global N.R.G. Pacific Ltd., a 95% owned subsidiary incorporated under the laws of the State of Israel.

3.	AlphaKat – Global Energy GMBH, a 50% owned subsidiary incorporated under the laws of Germany.